Exhibit 99.1

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP RESULTS (Unaudited)	FIRST QUARTER 2003

Trading Headlines

•	Group sales for the quarter 4% lower than 2002, but comparable International Business sales 1% ahead.

•	Comparable International Business trading profit* 31% lower, with significant shortfalls in Quest, National Starch and Uniqema.

•	Group profit before tax* £52m for the quarter, £14m below 2002.

•	Cash outflow £78m better than Q1 2002. Net debt at quarter end £1,894m.

Strategy Update

•	Intensive review of major strategic options completed.

•	No major divestments to be made at this time.

•	Current under-performance being addressed by short-term initiatives and structural cost reduction programme, the first stage of which is being announced today.

Further information
Access will be available over the Internet to the results presentation to investment analysts at 9am on ICI's website, www.ici.com.

* Trading profit and profit before tax figures are quoted before goodwill amortisation and exceptional items throughout this statement unless otherwise stated. References to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses. All references to the Group’s performance are “as reported”.

John McAdam, Chief Executive, said:

“Although sales and cash flow for the quarter were satisfactory, profit was poor, and the Group is under-performing. As a consequence, we have undertaken an intensive review of major strategic options and through this process we have reached a number of conclusions.

Firstly, divestments are not attractive at this point in time, due to the recent underperformance of businesses and potential disposal costs. Secondly, we believe that significant scope exists across the whole Group for cost reduction and performance improvement. We believe that pursuing these opportunities will create most value for shareholders.

Current performance issues will be addressed in two ways:

•	Specific and urgent short-term initiatives to restore Quest’s market position, raise prices and margins in National Starch and Uniqema, and reduce discretionary costs right across ICI; and

•	Structural cost reduction right across the business.

I am currently conducting a radical and rigorous assessment of the structural cost reduction opportunity with divisional management. I am committed to delivering significant value from this process and I will update shareholders on this at the time of the half year results.

Today, we are announcing the first stage of the structural cost reduction programme. In itself, it is by no means transformational for ICI, but it is made up of a number of projects which will deliver sustainable bottom-line improvement, will be executed quickly and effectively, and will be financed by reducing our current capital expenditure budgets.

The economic environment for the rest of 2003 is, at best, uncertain, and it is clear that ICI cannot rely on improved market conditions to aid profit growth.”

GROUP FINANCIAL REVIEW

First Quarter
2003 £m	2002 £m

Sales

– International Businesses†	1,267	1,346
– Total Group	1,409	1,474

Trading Profit*

– International Businesses†	75	123
– Total Group	76	114

Income from associates (net of interest)	1	(13)
Net interest for the Group	(25)	(35)

Profit before tax*	52	66

Taxation*	(15)	(19)
Attributable to minorities	(5)	(2)

Net profit for the period*	32	45

Earnings per £1 Ordinary Share*	2.7	p	5.0	p

Key ratios

Trading margin (International Businesses)*	5.9%	9.1%
Trading margin (ICI Group)*	5.4%	7.7%
Interest cover – times*	3.1	2.9
Effective tax rate*	29%	29%

Summary Cash flow

Opening net debt	(1,667)	(2,917)
Cashflow before financing
Operating cashflow	(123)	(184)
Reshaping and legacy cashflows	(46)	(63)

(169)	(247)
Non cash movement mainly arising on foreign currency translation	(58)	(49)
Net proceeds of rights issue	—	807

Closing net debt	(1,894)	(2,406)

Basis of presentation:
†	International Businesses comprise National Starch, Quest, Performance Specialties and Paints.
*	Before goodwill amortisation and exceptional items.

Earnings per £1 Ordinary Share are quoted on an undiluted basis. The full UK GAAP P&L account is presented in Appendix I. A further explanation of the basis of presentation is included in Appendix III including the definitions for key ratios.

GROUP FINANCIAL REVIEW (continued)

Trading performance

Comparable sales for the International Businesses were 1% ahead for the quarter, with growth in Asia (+5%) and Latin America (+5%). In Europe and North America comparable sales were similar to last year. National Starch and Performance Specialties both delivered 4% comparable sales growth for the quarter, Paints was in line with 2002, but Quest sales were 5% lower. Reported sales for the Group were 4% below Q1 2002 as a result of adverse exchange rates and business divestments.

Paints delivered comparable trading profit growth of 11%, but lower profits for National Starch, Quest, and Uniqema resulted in comparable trading profit for the International Businesses 31% below last year.

National Starch was particularly affected by increases in petrochemical related costs, especially for vinyl acetate monomer and related raw materials. These cost increases were rapid and significant, and National Starch’s ability to compensate within the quarter was limited. In Quest, significantly lower sales for its European food business, mainly as a result of business lost following customer service problems last year, and higher operating costs, resulted in a significant profit shortfall. Uniqema suffered from a number of factors, including adverse product mix and currency movements, which significantly impacted profits.

Higher trading profit from Regional and Industrial offset the impact of Group divestments in 2002 and adverse exchange rate translation effects. However, the shortfall in International Business’ trading profit resulted in Group trading profit for the quarter of £76m, 33% below last year.

A £14m improvement in income from associates and a further reduction in net interest cost contributed to profit before tax of £52m for the quarter, £14m below 2002.

Cash flow

Improved working capital efficiency, lower capital expenditure, and reduced cash interest all contributed to a £61m improvement in the Group’s net operating cash outflow for the quarter, to £123m. The outflow reflects seasonal working capital increases, which are normal in Q1.

With lower reshaping and legacy spend, the first quarter cash outflow before financing of £169m was £78m better than in 2002. Net debt at the end of the quarter was just below £1.9bn.

GROUP FINANCIAL REVIEW (continued)

Restructuring

A significant programme to improve cost-effectiveness is being initiated, the first elements of which are being announced today.

The plans announced today will impact each of the International Businesses but focus primarily on Paints. They will result in exceptional cash expenditure of approximately £45m and a non-cash charge of £8m, giving a total exceptional charge of approximately £53m. They will also utilise £13m from existing capital budgets. By 2005 they are expected to deliver annualised savings of some £30m, and reduce headcount across the Group by over 700. Overall this programme will pay back in about 2 1/2 years.

In 2003, the plans announced today will result in a cash outflow, including capital expenditure, of approximately £34m. This will be financed through reductions in existing capital budgets.

Exceptional Items

	First Quarter
	2003 £m	2002 £m

Exceptional operating items in trading profit	(1)	—
Profit/(loss) on sale or closure of operations	2	5
Profit/(loss) on disposal of fixed assets	—	2
Provision in respect of own shares	(76)	—

Exceptional items before tax and minority interests	(75)	7
Taxation	3	(1)
Minority interests	—	(3)

Exceptional items after tax and minority interests	(72)	3

Exceptional operating items in trading profit of £1m related to the restructuring programme announced today. Further charges will be accounted for as the restructuring progresses.

As a result of the recent fall in the ICI share price the Group has reviewed the value of ICI shares held by its Employee Share Ownership Plan Trust and shares which it is committed to buy under forward contracts to hedge employee share options. The provision of £76m in respect of own shares relates to both the shares ICI has acquired and those ICI is committed to acquire under forward contracts. The provision has been made to write down these shares to estimated realisable value having regard to the period over which the related options are exercisable. A net cash outflow for ICI could result, however the extent and timing depends on a number of factors, particularly the performance of the ICI share price between now and 2011 (the last expiry date of the options hedged by the forward contracts).

OPERATIONAL REVIEW

The financial tables in the following section are presented in pounds sterling and are “as reported”. As reported numbers include the effects of currency translation, acquisitions and divestments and are quoted before accounting for goodwill amortisation and exceptional items.

Unless otherwise stated, the commentary on pages 7 through 10, for the International Businesses (National Starch, Quest, Performance Specialties and Paints) refers to performance measured on a “comparable basis” excluding the effect of currency translation differences and the impact of acquisitions and divestments, and are quoted before accounting for goodwill amortisation and exceptional items. In respect of Performance Specialties, the divestments in 2002 included the Synetix and Security Systems businesses. Commentary on the Regional and Industrial businesses is “as reported” rather than “comparable”. Further explanations in respect of the Group’s segmentation and references to comparable performance are set out in Appendix III.

Segment Information

	First Quarter
	2003 £m	2002 £m

Sales

National Starch	447	454
Quest	170	183
Performance Specialties	169	200
Paints	481	509

International Businesses	1,267	1,346
Regional and Industrial	147	137
Eliminations	(5)	(9)

Total Group	1,409	1,474

EBITDA

National Starch	56	73
Quest	15	34
Performance Specialties	6	22
Paints	39	38

International Businesses	116	167
Regional and Industrial	8	(2)

Total Group	124	165

Trading Profit (before goodwill amortisation and exceptional items)

National Starch	39	55
Quest	9	29
Performance Specialties	—	14
Paints	27	25

International Businesses	75	123
Regional and Industrial	1	(9)

Total Group	76	114

OPERATIONAL REVIEW (continued)

National Starch

	First Quarter
	2003	2002	Reported	Comparable
	£m	£m	%	%

Sales	447	454	(2)	4

Trading Profit	39	55	(29)	(25)

“Comparable” performance percentages exclude the effect of currency translation differences and the impact of acquisitions and divestments.

Sales for National Starch were 4% ahead for the quarter. All businesses contributed to this, with continued strong performances in Asia (+8%), and another quarter of growth in North America (+3%). However, higher raw material and freight costs, utility charges, and other fixed cost increases resulted in a 25% fall in trading profit, to £39m for the quarter.

Petrochemical driven cost increases accounted for about 70% of the comparable trading profit shortfall. In particular, rapid increases in the cost of vinyl acetate monomer and related products in North America, materials which are used for the manufacture of Specialty Synthetic Polymers and Adhesives, accounted for more than half of these cost increases.

National Starch expects the costs of vinyl acetate monomer and related products in North America for Q2 to be broadly similar to Q1. Price increases have now been successfully implemented which are expected to recover about 60% of the Q1 petrochemical driven cost increases, and further price increases are planned.

Adhesives sales for the quarter were 4% ahead of last year. All regions were ahead, with Asia particularly strong, and good growth in China, Malaysia, Thailand and India. However, gross margin percentages were negatively impacted by significantly higher raw material costs in North America, and trading profit was well below last year.

Starch sales were 4% ahead for the quarter, with good growth in North America. However, trading profit was lower, with margins impacted by higher utility charges in the USA and higher freight costs, in particular a £2m charge due to a requirement to air-freight starch to Brazil following a temporary local supply disruption.

Sales for Specialty Synthetic Polymers were 4% ahead, with strong growth in emulsions in both Asia and North America. Sales for Elotex, the powder polymers business, were lower, however, with both difficult market conditions and aggressive price competition in Europe. As for Adhesives, significantly higher raw material costs adversely impacted gross margins, and trading profit was well below Q1 2002.

Electronic and Engineering Materials delivered 2% growth for the quarter, with market conditions remaining subdued. Emerson & Cuming and Ablestik both performed well, but Acheson sales were lower. Improved product mix raised gross margin percentages for the quarter and, consequently, trading profit was above last year.

OPERATIONAL REVIEW (continued)

Quest

	First Quarter
	2003	2002	Reported	Comparable
	£m	£m	%	%

Sales	170	183	(7)	(5)

Trading Profit	9	29	(69)	(64)

“Comparable” performance percentages exclude the effect of currency translation differences and the impact of acquisitions and divestments.

Quest had a poor quarter with sales 7% below last year as reported, and 5% lower on a comparable basis. As reported in the Trading Update issued in March, this sales shortfall was largely the result of lower sales for Food in Europe. With gross margin percentages also lower, and some additional costs, largely in Foods Europe, trading profit of £9m was £20m below last year.

In Food, sales were 7% lower. Whilst sales outside Europe were broadly in line with last year, European sales were 19% lower. As reported in the March Trading Update, customer service levels from the Naarden facility remain better than prior to the implementation of new systems in May last year, and the cost impact of providing this level of service in 2003 continues to be expected to be less than £5m. However, it does now appear that business has been lost following the customer service problems that resulted from the systems implementation. In particular, these losses have been in products which have, on average, higher margins, and were produced at the Naarden site. Consequently, gross margin percentages for the quarter were also below last year. With fixed costs up due in part to increased depreciation and the temporary costs in Naarden, the Food business recorded a break-even trading profit for the quarter.

Urgent action has been taken aimed at restoring market position and improving profitability. In particular, the new leadership team is driving specific programmes to further improve supply chain performance and increase sales for Food Europe.

In Fragrance, sales were 1% lower for the quarter. Continued growth in Fine Fragrances was offset by lower sales in Household and Fabrics, particularly in Latin America. Gross margin percentages were lower as a result of two principal factors: less favourable product mix, including lower consumption of Quest’s own manufactured aroma chemicals in products sold, which we expect to be temporary; and the relative strength of the pound versus the US dollar. Despite good control of fixed costs, trading profit was consequently lower than last year.

OPERATIONAL REVIEW (continued)

Performance Specialties

	First Quarter
	2003	2002	Reported	Comparable
	£m	£m	%	%

Sales	169	200	(16)	4

Trading Profit	0	14	(100)	(98)

“Comparable” performance percentages exclude the effect of currency translation differences and the impact of acquisitions and divestments.

The reported sales and trading profit for Performance Specialties for the first quarter of 2002 include the results of the Synetix business, which was sold in the fourth quarter last year. Consequently, the 2003 results for Performance Specialties comprise only Uniqema. The results for Uniqema alone are presented below.

Uniqema

	First Quarter
	2003	2002	Reported	Comparable
	£m	£m	%	%

Sales	169	162	4	4

Trading Profit	0	9	(100)	(98)

Uniqema had another difficult quarter. Comparable sales were 4% ahead of last year as price increases were successfully implemented, but overall volumes were lower. Gross margin percentages were well below last year for a number of reasons: less favourable product mix for fatty acids; the effect of the relatively weak US dollar on Continental European exports to North America and Asia; temporary plant outages, now resolved; and higher utility costs in North America. With fixed costs in line with last year, the business broke even for the quarter, in comparison to a trading profit of £9m last year.

Paints

	First Quarter
	2003	2002	Reported	Comparable
	£m	£m	%	%

Sales	481	509	(6)	—

Trading Profit	27	25	8	11

“Comparable” performance percentages exclude the effect of currency translation differences and the impact of acquisitions and divestments.

Paints made a good start to 2003, with sales ahead in all regions other than North America. Overall gross margin percentages for the quarter were essentially in line with last year, and the benefits of good cost control led to an 11% growth in trading profit for the quarter.

In Europe sales were 3% ahead, with good performances in all countries other than Germany, where market conditions remained depressed. Trading profit was well up.

North America sales were impacted by continued weakness in the non-residential construction market and by severe weather conditions, and were 3% lower overall. Gross margin percentages were in line with last year. However fixed costs for the quarter were lower than last year, as rapid cost-saving actions were initiated, and trading profit was ahead.

OPERATIONAL REVIEW (continued)

In Asia sales were 1% ahead of a strong Q1 2002. Strong growth continued in China, India and Pakistan although sales were negatively impacted by delays in Malaysian construction projects early in the quarter. Gross margin percentages improved for the quarter, and trading profit was ahead despite increased marketing expenditure.

Performance in Latin America improved for the quarter. Strong growth in Argentina and Uruguay contributed to overall sales 6% ahead of last year. Devaluation of local currencies against the US dollar continued to adversely impact gross margin percentages, but with fixed costs well below last year, trading profit was ahead.

The Packaging business delivered 1% sales growth with Asia performing particularly well. However, adverse mix and higher raw material costs led to lower trading profit for the quarter.

Regional and Industrial

	First Quarter
	2003	2002	Reported
	£m	£m	%

Sales	147	137	7

Trading Profit	1	(9)	—

Regional and Industrial is shown on an “as reported” basis.

Sales for the Regional and Industrial businesses for the quarter were 7% ahead of last year, with strong growth from the Pakistan businesses. Trading profit of £1m was £10m ahead of last year, with margins for PTA Pakistan well up.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on 22 May 2003 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1.

NEXT ANNOUNCEMENT

Trading results for the second quarter of 2003 will be announced on 31 July 2003.

Imperial Chemical Industries PLC
ICI Group Headquarters
20 Manchester Square
London W1U 3AN

1 May 2003

ATTACHMENTS

Appendix I	Group Profit and Loss Account
Appendix II	UK GAAP to US GAAP net income reconciliation
Appendix III	Additional notes

APPENDIX I

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP PROFIT AND LOSS ACCOUNT

FIRST QUARTER

The unaudited trading results of the Group for the first quarter 2003, with comparative figures for 2002 are set out below:

		First Quarter 2003					First Quarter 2002

		Continuing operations		Discontinued Operations	Total		Continuing operations		Discontinued Operations	Total

		Before exceptional items	Exceptional Items				Before exceptional items	Exceptional Items
		£m	£m	£m	£m		£m	£m	£m	£m

	Turnover	1,409		—	1,409		1,474		—	1,474
	Trading profit (loss)	67	(1)	—	66		105	—	—	105
	(after deducting goodwill amortisation)	(9)	—	—	(9)		(9)	—	—	(9)
	Income from associates	—	—	—	—		3	—	—	3
	Profit (loss) on sale of operations		—	2	2			5	—	5
	Profits (losses) on disposal of fixed assets		—	—	—			2	—	2
	Provision in respect of own shares		(76)	—	(76)			—	—	—

	Profit (loss) on ordinary activities before interest	67	(77)	2	(8)		108	7	—	115
Net interest payable	– Group	(25)	—	—	(25)		(35)	—	—	(35)
	– Associates	1	—	—	1		(16)	—	—	(16)

	Profit (loss) on ordinary activities before taxation	43	(77)	2	(32)		57	7	—	64
	Taxation	(15)	—	3	(12)		(19)	(1)	—	(20)
	Attributable to minorities	(5)	—	—	(5)		(2)	(3)	—	(5)

	Net profit (loss) for the financial period	23	(77)	5	(49)		36	3	—	39

	Profit before goodwill amortisation, taxation and exceptionals	52		—	52		66		—	66

	Profit (loss) before taxation and exceptionals	43		—	43		57		—	57

	Net profit (loss) before exceptionals	23		—	23		36		—	36

	Earnings (loss) per £1 Ordinary Share:
	– before goodwill amortisation and exceptionals				2.7	p				5.0	p

	– before exceptionals				1.9	p				4.0	p

	– after exceptionals				(4.1	)p				4.3	p

	Weighted average number of shares				1,182	m				907	m

APPENDIX II

IMPERIAL CHEMICAL INDUSTRIES PLC

RECONCILIATION BETWEEN UK AND US GAAP

The results of the ICI Group are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. Net income calculated in accordance with US GAAP is set out below. Note 42 to the 2002 Annual Report and Accounts and Form 20-F describes the significant differences between UK GAAP and US GAAP affecting the ICI Group’s net income and shareholders’ equity. Under US GAAP, net expense for the first quarter 2003 was £13m (2002: profit of £31m) compared with a net expense of £49m (2002: profit of £39m) under UK GAAP. These differences primarily result from the differing accounting treatment of purchase accounting adjustments, disposal accounting, pensions, deferred tax, derivative instruments and hedging activities and restructuring costs. Under SFAS 144, the disposal of Synetix in 2002 has been classified within discontinued operations. As required by SFAS 142 the Group is considering the implications of its first quarter trading performance on the carrying value of its goodwill under US GAAP. The review will be completed in advance of the half-year results.

The following is a summary of the material adjustments to net income which would have been required if US GAAP had been applied not UK GAAP:

	First Quarter
	2003 £m	2002 £m
Net income/(expense) after exceptionals – UK GAAP
Continuing operations	(54)	39
Discontinued operations	5	—

	(49)	39

Adjustments to conform with US GAAP
Pension expense	(10)	(14)
Capitalisation of interest less amortisation and disposals	(1)	—
Purchase accounting adjustments
Impairment / Amortisation of goodwill and intangibles	1	1
Disposals and other adjustments	(6)	—
Reversal of write down of investment	6	—
Derivative instruments and hedging activities	39	(2)
Restructuring costs	—	(2)
Share compensation expense	—	(2)
Others	—	3
Tax effect of US GAAP adjustments	7	8

	36	(8)

Net income/(expense) after exceptionals – US GAAP
Continuing operations	(13)	29
Discontinued operations	—	2

	(13)	31

APPENDIX III

IMPERIAL CHEMICAL INDUSTRIES PLC

NOTES

1.	Basis of Presentation

The Group’s financial statements are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. The Group’s accounting policies conform to UK Generally Accepted Accounting Principles (“UK GAAP”). The main policies are set out in the accounts section of the annual report.

The financial data presented in this document is for the first quarter 2003, being the three months ended 31 March 2003, and compared to the corresponding period in the previous year being the first quarter 2002 (three months ended 31 March 2002).

References to “Comparable” performance relate to the results reported by the International Businesses, and exclude the effect of currency translation differences and the impact of acquisitions and divestments, and are quoted before accounting for goodwill amortisation and exceptional items. Performance is measured on a consistent basis over two or more financial periods. Comparable results for both 2003 and 2002 are translated at constant exchange rates, which equate to the annual average exchange rates for 2002, and exclude the results of divested businesses and the impact of acquired businesses from the relevant periods.

2.	Basis of segmentation

Segmental data in this statement is analysed as follows:

Continuing Operations comprising the International Businesses (being National Starch, Quest, Performance Specialties and Paints) and Regional & Industrial. The Regional and Industrial segment comprises the Group’s Regional businesses (of which the largest operation is the pure terephthalic acid business in Pakistan) and some ongoing residual activity in the UK relating to legacy management.

3.	Forward looking statements

Certain statements in this press release may be forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These factors include, among other things, the impact of competitive products and pricing, changes in the price of raw materials, the occurrence of major operational problems, the loss of major customers, limitations imposed by our indebtedness and leverage, a credit downgrade by the ratings agencies, contingent liabilities arising in connection with recently disposed businesses, risks associated with our international operations, risks of litigation and other factors described in our filings with the SEC.

APPENDIX III (continued)

IMPERIAL CHEMICAL INDUSTRIES PLC

NOTES (CONTINUED)

4.	Relationship to Statutory Accounts and Audit Status

The financial information included in this document is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for the year ended 31 December 2001 have been filed with the Registrar of Companies. The auditors have reported on the 2001 accounts; their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The auditors have reported on the statutory accounts for the year ended 31 December 2002. Their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The accounts will be delivered to the Registrar of Companies following the company’s annual general meeting.

5.	Earnings before Interest, Tax, Depreciation and Amortisation (“EBITDA”)

EBITDA is defined as trading profit before interest, tax, depreciation, goodwill amortisation and exceptional items. Management believe EBITDA and related measures of cash flow serve as important financial indicators, however EBITDA should not be considered in isolation, or as an alternative to operating or net income or cash flows from operating activities, in each case, determined in accordance with UK or US GAAP as appropriate.

6.	Trading margin

Trading margin is calculated as trading profit (before goodwill amortisation, exceptional items, interest and share of profits of associates) expressed as a percentage of sales.

7.	Interest Cover

Calculations of interest cover are based on the sum of Group trading profit (before goodwill amortisation and exceptional items) and net associate company income (associates’ trading profit less share of interest payable by associates) divided by Group interest payable (excluding share of interest payable by associates).

8.	Effective tax rate

Effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax before goodwill amortisation and exceptional items.

9.	Earnings per ordinary share

Earnings per ordinary share for the first quarter 2003 are calculated by dividing the profit after tax before goodwill amortisation and exceptional items by 1,182 million ordinary shares, being the weighted average number of shares in issue (less shares held by the Group’s employee share plans) during the period. Earnings per ordinary share for the comparable period have been calculated by dividing the profit after tax before exceptional items and goodwill amortisation by 907 million ordinary shares, being the weighted average number of shares in issue (less shares held by the Group’s employee share plans and adjusted for the rights issue from the day consideration was received – 21 March 2002) during the period.